June 20, 2006

VIA EDGAR
---------

U.S. Securities and Exchange Commission
100 F Street, N.E. Washington,
District of Columbia 20549

         Re:      Holmes Funding Limited
                  Request for Withdrawal of Registration Statement on Form S-1 Pursuant to Rule 477 File No. 333-134894
                  Accession No.: 0001144204-06-024271

         Ladies and Gentlemen:

      On behalf of Holmes Funding Limited (the "Company"), we hereby request that the Company's registration statement filed on Form S-1 (File No. 333-134894), including all exhibits thereto (the "Registration Statement") be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement was filed with the U.S. Securities and Exchange Commission on June 9, 2006.

      The Company is requesting withdrawal of the Registration Statement because it has decided not to effect a public offering pursuant to the Registration Statement. No securities were sold in connection with the offering. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

                          Sincerely,

                          HOLMES FUNDING LIMITED

                          By: /s/ Martin McDermott

                          Name: Wilmington Trust SP Services (London) Limited by its authorized person Martin McDermott for and on its behalf

                          Title: Director